600 Portland Ave. S.

Minneapolis, MN 55415-1665

800-847-4836 • thrivent.com

April 19, 2021

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

200 Vesey Street, Suite 400

New York, NY 10281

Re:	Thrivent Church Loan and Income Fund

File No. 811-23362

Dear Ms. Rotter:

In a telephone conversation on March 30, 2021, you provided comments regarding the Thrivent Church Loan and Income Fund’s filings on Form N-CSR for the year ended March 31, 2020. Below is a description of the comments you provided and the Registrant’s responses.

1.

For Thrivent Church Loan and Income Fund, please confirm in correspondence that there are no amounts payable to Trustees that need to be disclosed, or explain why such amounts have not been stated separately on the Statement of Assets and Liabilities in compliance with Rule 6-04 of Regulation S-X.

There are no amounts payable to Trustees to be disclosed for the fund as at year end. The fund pays Trustees on a quarterly basis with payments typically going out before quarter-end as was the case here.

Please contact me at (612) 844-7190 if I can provide any additional information or if you would like to discuss further.

Sincerely,

/s/ John D. Jackson

John D. Jackson
Chief Legal Officer and Secretary
Thrivent Church Loan and Income Fund